UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_____ Form 40-F_X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____  No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:
_______

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the press release of Kinross Gold Corporation reporting its results for the second quarter ended June 30, 2007.

EXHIBIT INDEX
99.1	Press Release dated August 1, 2007.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	/s/ Shelley M. Riley
Shelley M. Riley, Vice-President Administration
and Corporate Secretary

Date: August 1, 2007

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